UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330 Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Our subsidiary in Argentina, Aeropuertos Argentina 2000 S.A. (“AA2000”), files quarterly financial statements in Spanish (both on a consolidated and individual basis) before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) (“CNV”). AA2000 also files other periodic reports and notices with the CNV due to the fact that certain of its debt securities are subject to the public offering regime in Argentina. All such reports and notices are available at the website of the CNV (http://www.cnv.gob.ar). In addition, AA2000 files quarterly consolidated and individual financial statements in English before the Luxembourg Stock Exchange, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, on which said debt securities are listed and to the trustee under the indenture governing these debt securities. We are furnishing the information under cover of this Form 6-K to make this information available to the holders of our common shares.

This Form 6-K contains a free translation into English of the stand-alone condensed consolidated financial statements for the quarter and six-month period ended June 30, 2026 of AA2000 (the “AA2000 Consolidated Financial Statements”) as well as the stand-alone condensed individual financial statements for the quarter and six-month period ended June 30, 2026 (the “AA2000 Individual Financial Statements” and jointly with the AA2000 Consolidated Financial Statements, the “AA2000 Financial Statements”) that have been made publicly available in Argentina in Spanish. The AA2000 Financial Statements, have been prepared in accordance with the accounting framework established by the CNV, which is based on the application of the IFRS. These AA2000 Financial Statements are presented in Argentine pesos and were audited in accordance with International Standards on Auditing as approved by the International Auditing and Assurance Standards Board (IAASB).

There are certain differences between the AA2000 Consolidated Financial Statements and the consolidating information for the Argentine segment included in the consolidated financial statements of Corporación América Airports S.A. (“CAAP”), such as AA2000’s own transition date to IFRS and its reporting currency, among others.

As a result, the AA2000 Financial Statements contained in this Form 6-K are for informational purposes only and not comparable to the financial information included in the Argentine segment in the consolidated financial statements of CAAP included in our annual report on Form 20-F and that consolidate the results of operations and financial condition of all our subsidiaries. Furthermore, neither the AA2000 Consolidated Financial Statements nor the AA2000 Individual Financial Statements should be construed as any indication of how our Argentina segment information will be presented in the consolidated financial statements of CAAP.

Exhibits

Exhibit No.	Description

99.1	Free translation into English of AA2000 Condensed Consolidated Financial Statements for the quarter and six-month period ended June 30, 2026.

99.2	Free translation into English of AA2000 Condensed Individual Financial Statements for the quarter and six-month period ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Jorge Arruda
Name:	Jorge Arruda
Title:	Chief Financial Officer

Date: August 7, 2026

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